ADVANCING TO PRODUCTION	TSX-V: POM, American Stock Exchange: PLM 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-16v3

POLYMET REAFFIRMS 2008 START OF COMMERCIAL METAL PRODUCTION

Vancouver, British Columbia, November 27, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it is well advanced in its discussions with the State of Minnesota regarding revisions to the timetable to complete permitting of the NorthMet project. NorthMet, 100%-owned by PolyMet, comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Company is working with the State to ensure that the draft Environmental Impact Statement (EIS) fully answers all of the questions that have been raised, or are anticipated to be raised during the public comment period. In January 2007, PolyMet will deliver its expanded plans to avoid, minimize and mitigate the environmental impact of the project. The State’s EIS contractors will then assemble the draft EIS, which was originally scheduled to be published before the end of 2006.

PolyMet does not anticipate slippage in the overall timeline to commercial production, namely mine start-up in mid-2008 and metal production slated for fourth quarter of 2008. The Company has a three-pronged approach to shortening the time between publication of the draft EIS and the start of production:

  early completion of work that can be undertaken prior to receipt of permits, including the engineering and procurement parts of the Engineering, Procurement and Construction Management (EPCM) contract;

  detailed logistical planning to shorten the construction timeline once permits have been issued;

  coordination with the State to streamline finalization of the EIS after receipt of public comments.

William Murray, President and CEO of PolyMet stated, “We are very encouraged by the cooperation we are receiving from the State of Minnesota to maintain the timeline to start commercial production. Not only is this timeline important for PolyMet, it is also important for the State and for the local communities to ensure that the creation of up to 1,000 construction jobs and at least 400 long-term, high quality jobs is not delayed unnecessarily.”

He continued, “State and federal environmental regulators attach high value to protecting the natural environment. PolyMet is committed to meeting or exceeding Minnesota’s stringent standards. Publication of a comprehensive draft EIS should speed the overall permitting process.”

Mr. Murray concluded, “For our part, we are putting considerable effort into planning activities leading up to receipt of permits and through the construction phase in order to achieve the timely start of commercial production.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	djnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex MacDougall
Executive Vice President	Macdougall Consultants, Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	macdougall_consult@yahoo.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.